16022091

UNITED STATES
**SECURITIESANDEXCHANGECOMMISSION**
**Washington, D.C. 20549**

SEC Mail Processing Section
OCT 03 2016
Washington DC
409

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| Expires: | March 31, 2017 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 49555 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING August 1, 2015 (MM/DD/YY) AND ENDING July 31, 2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ace Diversified Capital, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

923 E. Valley Boulevard, # 213
(No. and Street)

San Gabriel (City) California (State) 91776 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynnwood Jen (626) 307-8300
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606, (Address) Tarzana (City) California (State) 91356 (Zip Code)

**CHECK ONE:**

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Lynnwood Jen swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ace Diversified Capital, Inc., as of July 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Lynnwood Jen
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California )
County of LOS ANGELES )

On 8-19-2016 before me, LISA CHEN, NOTARY PUBLIC
(Date) (Here Insert Name and Title of the Officer)

personally appeared LYNNWOOD JEN
(Name(s) of Signer(s))

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ______ (Signature of Notary Public) (Seal)

LISA CHEN
Notary Public - California
Los Angeles County
Commission # 2157034
My Comm. Expires Jul 15, 2020

# ACE DIVERSIFIED CAPITAL, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
JULY 31, 2016

ACE DIVERSIFED CAPITAL, INC.

Table of Contents


| | | PAGE |
|---|---|---|
| SEC Form X-17A-5 | | 1 |
| Report of Independent Registered Public Accountant | | 2 |
| Statement of Financial Condition | | 3 |
| Statement of Income | | 4 |
| Statement of Changes in Stockholders' Equity | | 5 |
| Statement of Cash Flows | | 6 |
| Notes to Financial Statements | | 7 - 8 |
| Supplementary Information | | |
| Schedule I | Statement of Net Capital | 9 |
| Schedule II | Determination of Reserve Requirements | 10 |
| Schedule III | Information Relating to Possession or Control | 10 |
| Schedule IV | SIPC Form 7 | 11- 12 |
| | Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's Claim of Exclusion from SIPC Membership | 13 |
| Exemption Report Pursuant to Rule 17a-5 of the Securities and Exchange Commission and Report of Independent Registered Public Accounting Firm | | 14 - 15 |

**BRIAN W. ANSON**
*Certified Public Accountant*
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Directors
Ace Diversified Capital, Inc.
San Gabriel, California

I have audited the accompanying statement of financial condition of Ace Diversified Capital, Inc. as of July 31, 2016 and the related statements of income, changes stockholders' equity, and cash flows for the fiscal year then ended. These financial statements are the responsibility of Ace Diversified Capital, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ace Diversified Capital, Inc. as of July 31, 2016 and the results of its operations and cash flows for the fiscal year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended July 31, 2016 (Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Ace Diversified Capital, Inc.'s financial statements. The supplemental information is the responsibility of Ace Diversified Capital, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
September 8, 2016

# ACE DIVERSIFIED CAPITAL, INC.

Statement of Financial Condition
July 31, 2016

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 32,946 |
| Commissions receivable | | 22,914 |
| Deposits with clearing organizations | | 50,076 |
| Furniture and equipment | | |
| net of accumulated depreciation of $ 129,260 | | - |
| Officer Loan | | 55,650 |
| Deferred tax asset (Note 2) | | 20,013 |
| Other assets | | 6,689 |
| Total assets | $ | 188,288 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

| | | |
|---|---|---|
| Accounts payable | $ | 2,722 |
| Commissions payable | | 21,000 |
| Total liabilities | | 23,722 |

STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Common stock, no par value, 55,000 shares authorized and 55,000 shares issued and outstanding | | 55,000 |
| Additional paid-in-capital | | 376,650 |
| Accumulated deficit | | (267,084) |
| Total stockholders' equity | | 164,566 |
| Total liabilities and stockholders' equity | $ | 188,288 |

## ACE DIVERSIFIED CAPITAL, INC.

Statement of Income
For the year ended July 31, 2016

| | |
|---|---|
| REVENUES: | |
| Commissions | $ 509,976 |
| Interest | 11,661 |
| Total income | 521,637 |
| EXPENSES: | |
| Clearing fees | 86,840 |
| Commissions | 357,787 |
| Professional fees | 25,550 |
| Rent | 20,450 |
| Other operating expenses | 47,869 |
| Total expenses | 538,496 |
| NET LOSS BEFORE INCOME TAXES | (16,859) |
| INCOME TAX EXPENSE (Note 2) | (800) |
| NET LOSS | ($17,659) |

The accompanying notes are an integral part of these financial statements

ACE DIVERSIFIED CAPITAL, INC.

Statement of Changes in Stockholders' Equity
For the year ended July 31, 2016

| | Common Shares | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|
| Beginning balance August 1, 2015 | 55,000 | $376,650 | ($249,425) | $182,225 |
| Net loss | | | (17,659) | (17,659) |
| Ending balance July 31, 2016 | 55,000 | $376,650 | ($267,084) | $164,566 |

The accompanying notes are an integral part of these financial statements

ACE DIVERSIFIED CAPITAL, INC.

Statement of Cash Flows
For the year ended July 31, 2016

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net Loss | ($17,659) |
| Adjustment to reconcile net loss to net cash provided by operating activities: | |
| (Increase) decrease in: | |
| Commissions receivable | 26,649 |
| Other assets | 51,936 |
| Increase (decrease) in | |
| Accounts payable | (431) |
| Commissions payable | (15,728) |
| Total adjustments | 62,426 |
| Net cash provided by operating activities | 44,767 |
| CASH FLOW FROM FINANCING ACTIVITIES | |
| Officer Loan | (55,650) |
| Net cash used in financing activities | (55,650) |
| Decrease in cash | (10,883) |
| Cash at beginning of year | 43,829 |
| Cash at end of year | $ 32,946 |
| Supplemental cash flow disclosures | |
| Interest | $22 |
| Income taxes | $800 |

The accompanying notes are an integral part of these financial statements

ACE DIVERSIFIED CAPITAL, INC.
Notes to Financial Statements
July 31, 2016

**Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**
Organization and general matters:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company clears its client's cash and margin accounts through another broker-dealer on a fully disclosed basis.

The following, together with disclosures elsewhere in the financial statements, comprise the significant accounting policies used in preparing the accompanying financial statements.

Securities transactions are recorded on a trade date basis with the related commission revenues and expenses also recorded on a trade date basis, including proprietary investment transactions. The Company clears its transactions through Wedbush, Inc. The clearing deposit at July 31, 2016 is $50,076.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Depreciation:

Properties and equipment are carried at cost. Expenditures for maintenance and repairs are charged to expense as incurred whereas major additions and betterments are capitalized. Depreciation is provided using the straight-line method over estimated useful lives of the assets.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk:

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfil their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

100% of the revenues were generated in the State of California.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As of July 31, 2016, management did not believe any valuation allowances were necessary.

Under section 6501(a) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-1(a) of the Income Tax Regulations (Tax Regulations), the IRS is required to assess tax within 3 years after the tax return was filed with the IRS. The Company's return for the tax years ending July 31, 2013, 2014 and 2015 are open for assessment and examination by the taxing authorities.

Management has reviewed subsequent events through September 8, 2016 at which the financial statements were issued, and determined there were no other items to disclose.

**Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Related Party:

The company has an outstanding note receivable from the shareholder in the amount of $55,650. The note matures on July 31, 2017 at an interest rate of 3%. The interest income in the amount of $1,575 was paid at year ended July 31, 2016.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There are no assets or liabilities to measure on July 31, 2016.

**Note 2: INCOME TAX PROVISION**

The firm has an accumulated net operating loss with an estimated tax benefit of $20,013. The firm is allowed to carry back the loss for 5 years and forward for 15 years for Federal purposes and carry back the loss for two years and forward for 20 years for state purposes. The firm has elected not to carry back the loss and to realize the benefit in future years. The net operating loss expires July 31, 2028.

The income tax provision for the year ended July 31, 2016 is $800.

**Note 3: NET CAPITAL REQUIREMENT**

The Company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At July 31, 2016 the company had a net capital of $78,414 which is $73,414 in excess of the minimum of $5,000 required and its ratio of aggregate indebtedness to net capital was 0.30 which is less than the 15 to 1 maximum ratio of a broker dealer.

**Note 4: COMMITMENTS AND CONTINGENCIES**

The Company is currently leasing office space on a month to month basis at an amount of $1,750. Rent expense for year ended July 31, 2016 is $20,450.

ACE DIVERSIFIED CAPITAL, INC.

Statement of Net Capital
Schedule I
For the year ended July 31, 2016

| | Focus 07/2016 | Audit 07/2016 | Change |
|---|---|---|---|
| Stockholders' equity, July 31, 2016 | $164,566 | $164,566 | $0 |
| Subtract - Non allowable assets: | | | |
| Deferred tax asset | 20,013 | 20,013 | |
| Other assets | 66,139 | 66,139 | 0 |
| Tentative net capital | 78,414 | 78,414 | 0 |
| Haircuts: | 0 | 0 | |
| NET CAPITAL | 78,414 | 78,414 | 0 |
| Minimum net capital | 5,000 | 5,000 | |
| Excess net capital | 73,414 | 73,414 | 0 |
| Aggregate indebtedness | 23,722 | 23,722 | 0 |
| Ratio of aggregate indebtedness to net capital | 0.30 | 0.30 | |

There were no noted differences between the audit and focus filed at July 31, 2016.

The accompanying notes are an integral part of these financial statements

ACE DIVERSIFIED CAPITAL, INC.

For the year ended July 31, 2016

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision

**SIPC-7**

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended 7/31/2016

(Read carefully the instructions in your Working Copy before completing this Form)

**SIPC-7**

(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

**8-49555 FINRA JUL 07/08/1997**
**ACE DIVERSIFIED CAPITAL INC**
**923 EAST VALLEY BLVD STE 213**
**SAN GABRIEL, CA 91776**

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Wynnwood Jen
626 307-8300

2. A. General Assessment (item 2e from page 2) $ 929.44

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 471 )

02/29/2016
Date Paid

C. Less prior overpayment applied ( Ø )

D. Assessment balance due or (overpayment) Ø

E. Interest computed on late payment (see instruction E) for______days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 458.44

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box ☑ Funds Wired ☐**
**Total (must be same as F above)** $ 458.44

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ace Diversified Capital, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 29 day of August, 2016.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

## DETERMINATION OF SIPC NET OPERATING REVENUES
## AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 8/1/2015
and ending 7/31/2016

**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 521,638

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ∅

(2) Net loss from principal transactions in securities in trading accounts. ∅

(3) Net loss from principal transactions in commodities in trading accounts. ∅

(4) Interest and dividend expense deducted in determining item 2a. ∅

(5) Net loss from management of or participation in the underwriting or distribution of securities. ∅

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ∅

(7) Net loss from securities in investment accounts. ∅

Total additions ∅

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 63022

(2) Revenues from commodity transactions. ∅

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 86841

(4) Reimbursements for postage in connection with proxy solicitation. ∅

(5) Net gain from securities in investment accounts. ∅

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ∅

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ∅

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ∅

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ∅

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ∅

Enter the greater of line (i) or (ii) ∅

Total deductions 149863

2d. SIPC Net Operating Revenues $ 371775

2e. General Assessment @ .0025 $ 929.44

(to page 1, line 2.A.)

**BRIAN W. ANSON**
*Certified Public Accountant*
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Ace Diversified Capital, Inc.
San Gabriel, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Scheduled of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended July 31, 2016, which were agreed to by Ace Diversified Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Ace Diversified Capital, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Ace Diversified Capital, Inc.'s management is responsible for the Ace Diversified Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended July 31, 2016, as applicable with the amounts reported in Form SIPC-7 for the year ended July 31, 2016 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms' records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
September 8, 2016

**BRIAN W. ANSON**
*Certified Public Accountant*
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax (818) 401-8818

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Directors
Ace Diversified Capital, Inc.
San Gabriel, California

I have reviewed management's statements, included in the accompanying Ace Diversified Capital, Inc. Exemption Report in which (1) Ace Diversified Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ace Diversified Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (ii) (the "exemption provision") and (2) Ace Diversified Capital, Inc. stated that Ace Diversified Capital, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Ace Diversified Capital, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Ace Diversified Capital, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
September 8, 2016

ACE

# Assertions Regarding Exemption Provisions

We, as members of management of Ace Diversified Capital Inc. ("the company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

**Identified Exemption Provision:**

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3. (k)(2)(ii).

**Statement Regarding Meeting Exemption Provision:**

The Company met the identified exemption provision without exception throughout the period starting August 1, 2015 through July 31, 2016.

Ace Diversified Capital Inc.

By:

(Jen. Lymwood)

September 8, 2016

Date

# Ace Diversified Capital, Inc.

923 E. Valley Blvd, #213 • San Gabriel, CA 91776 • Ph 626-307-8330

SEC
Mail Processing
Section

OCT 03 2016

Washington DC
409

September 23, 2016

Attn: Filing Desk
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject: Broker Dealer Certified Annual Audit for the year ending July 31, 2016.
Reference: SEC Rule 17a-5(d)

Please find enclosed annual audit for the year ending July 31, 2016 for Ace Diversified Capital Inc. CRD # 41768, SEC # 8-49555. The audit includes audited financial statements, the audit opinion, reconciliation of net capital and statement on internal control.

Please call our offices at 626-307-8330 immediately if there is a problem with our submission.

Sincerely,

for Lynwood Jen

Lynwood Jen.

RECEIVED
2016 OCT -5 PM 3:36
SEC / TM